SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

I
Attached is the English translation of the summary of the payment notice related to the Company’s Variable Rate Series XIX Notes in a principal amount of ARS 26,203,845,375, due 2025.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on May 28, 2024, will start the payment of the first installment of interests related to its Series XIX Notes issued on February 28, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	May 28, 2024
Number of service to be paid:	First installment of interests
Period comprised by the payment:	February 28, 2024 / May 28,2024
Concept of payment:	Interests (100%)
Payment Currency:	ARS (Argentine Pesos)
Principal Amount:	ARS 26,203,845,375
Capital Outstanding:	ARS 26,203,845,375
Annual Nominal Interest:	73.7220%
Interest being paid:	ARS 4,763,342,191.40
Capital being paid:	-

Interests will be paid to the people at whose name the Notes were registered as of May 27, 2024 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 21, 2024